

Mail Stop 3720

March 22, 2010

Mr. Daniel Weirich
Chief Financial Officer, President and Secretary
8X8, Inc.
3151 Jay Street
Santa Clara, CA 95054

        RE: **8X8, Inc.**
               Form 10-K for the year ended March 31, 2009
               Filed May 26, 2009

               Form 10-Q for the Quarterly Period ended December 31, 2009
               Documents Incorporated Therein by Reference
               File No. 0-21783

Dear Mr. Weirich:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Larry Spirgel
                          Assistant Director